DAVIDOFF MALITO & HUTCHER LLP

ATTORNEYS AT LAW

605 THIRD AVENUE

NEW YORK, NEW YORK  10158

December 30, 2011

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.  10549

Re:

Blue Earth, Inc.
File No.:  333-148346
Comment Letter Dated September 13, 2011

Dear Mr. James:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 13, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 31

1.

We note the disclosure in the General and Administrative Expenses section on page 32 disclosing your loss from continuing operations excluding non-cash items. This disclosure appears to be a non-GAAP measure. Please amend the filing to comply with Item 10(e) of Regulation S-K.

Response: The Form 10-K has been amended to remove the non-GAAP measure.

2.

Please tell us why you disclose in the first sentence of the Critical Accounting Estimates section on page 33 that your MD&A is based on unaudited condensed consolidated financial statements. Alternatively, amend the filing to correct the disclosure.

Response: The Form 10-K has been amended to remove the incorrect reference to unaudited condensed financial statements.

Mr. Maltin James

December 30, 2011

Item 8. Financial Statements and Supplementary Data, page 34

Report of Independent Registered Public Accounting Firm, page 36

3.

We note that the company changed its name from Genesis Fluid Solutions Holdings, Inc. to Blue Earth, Inc. Please request Salberg & Company, P.A. to revise their report to refer to the company’s current name - e.g., Blue Earth Inc. (formerly known as Genesis Fluid Solutions Holdings, Inc.).

Response: The audit report from Salberg & Company, P.A. has been revised to reflect the Company’s current name as requested.

4.

We note the explanatory paragraph regarding the company’s ability to continue as a going concern and the reference to Note 3. However, we note that the information referenced is not included in the notes to the financial statements. Please have your former auditors, Salberg & Company, P.A., tell us how they considered the guidance in AU Section 341.16 in their reissued report.

Response: Salberg & Company, P.A. believes that under AU Section 341.16, this paragraph is meant to apply when the same auditor audited both years, current and comparative.  As a predecessor auditor, Salberg & Company does not have information that would allow them to conclude that the removal of the going concern in the current year, reported on by the successor auditor is appropriate and therefore, it would be inappropriate to remove the paragraph.  As an example, if the current year audit opinion of the successor had a going concern paragraph, Salberg & Company would not remove or adjust their originally issued opinion even though the footnote reference may differ.  Salberg & Company believes that the removal of the going concern paragraph as of December 31, 2009 would be misleading to the users of the financial statements when relying on the December 31, 2009 audit report issued by Salberg & Company based on information available at that time.

5.

 We note that the 2009 financial statements were revised to present the operations of Genesis Ltd. as discontinued operations. Please have your former auditors, Salberg & Company, P.A., tell us why they have not dual-dated their opinion for this change. Refer to AU Section 530.07 and AU Section 508.71 - .73.

Response: Salberg & Company, P.A. did not take responsibility for the retrospective adjustments related to discontinued operations affecting 2009.  Salberg & Company has included wording in their audit opinion to this effect and the successor auditor has also included a paragraph covering the audit of these retrospective adjustments.  Salberg & Company followed the procedures as outlined in the June 2006 PCAOB Staff Q&A on Predecessor and Successor auditors and performed the appropriate procedures enabling them to reissue their opinion. Therefore, based on the guidance in the Q&A, Salberg & Company is not dual dating their audit opinion.  See also AU 530 paragraph 73.  Salberg & Company does not consider the additional wording added to the audit opinion stating that they did not audit the retrospective adjustments to be a revision of the report requiring dual dating.

Mr. Maltin James

December 30, 2011

Consolidated Statements of Operations, page 38

6.

 We note that you placed brackets around the amount of your total other income of $22,158 in 2009. Since it appears that this amount represents income and not expenses, please remove the brackets in future filings, including any amendments.

Response: The scriveners error has been corrected and the brackets have been removed in the amended filing.

Consolidated Statements of Cash Flows, page 40

7.

 We note that for 2009, you reconcile your loss from continuing operations to net cash used in operating activities. Please amend your Form 10-K to reconcile net income to net cash used in operating activities consistent with ASC 230-10-45-2 and 45-28.

Response: We have amended the statement of cash flows to reconcile net loss to net cash used in operating activities.

8.

 We note that in 2009 you include cash that is part of your assets of discontinued operations within the amount of cash in your statements of cash flows. Please amend your Form 10-K consistent with ASC 230-10-45-4 so that the total amount of cash at the beginning and end of the period shown in the statement of cash flows is the same amount as your similarly titled line item in the balance sheet.

Response: We have amended the statement of cash flows so that the ending cash balance as of December 31, 2009 is the same as the beginning balance for the year ended December 31, 2010.

9.

We note that you present a consolidated statement of cash flows for 2009. Please explain the nature of the item, “Advances to subsidiary included in financing activities.” In your response, explain why this account was not eliminated upon consolidation.

Response: The advances to the subsidiary were originally eliminated in the consolidation with the subsidiary. We have now revised the 2009 cash flows to net the $1,150,898 into the net cash provided by discontinued financing activities.

Note 4. Commitments and Contingencies, page 47

10.

 Please tell us how you are accounting for the warrants issued to Dr. Thomas. Cite the accounting literature you relied upon and explain how you applied that literature to your facts and circumstances. We note that the warrants vest when Dr. Thomas exercises them.

Response: Our accounting for warrants is in accordance with ASC-718 “Stock Compensation “.  As specified in ASC-718-10-25-21, “If an award requires satisfaction of one or more market, performance, or service conditions (or any combination thereof), compensation

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December 30, 2011

cost shall be recognized if the requisite service is rendered, and no compensation cost shall be recognized if the requisite service is not rendered.” Warrants expense related to warrants issued to Dr. Thomas is only recognized when the service conditions is fulfilled (vested).

11. Please tell us how you considered the disclosure requirements of ASC 450-20-50 in your discussion of legal matters.

Response: We have addressed the provisions of ASC 450-20-50 based upon the facts and circumstances as they existed as of the audit date as follows: 50-2 we determined that no accrual is necessary because as of the per 50-3 a liability was neither probable or reasonably possible, 50-4 we disclosed the nature of the contingency and we have added a statement that an estimate of the possible loss cannot be made, 50-5 disclosure was made, 50-6 through 50-9 are not applicable.

Note 5. Stockholders’ Equity

12.

 Please explain to us why you used the Black-Scholes valuation method in calculating the fair value of the derivative liabilities for the warrants with price protection features. Please explain to us how this valuation method takes into account the anti-dilution features of those instruments.

Response: The Black-Scholes valuation method used by the Company includes a put and a call provision to take into account the anti-dilution features of the price protection features of the warrants.

Note 10. Discontinued Operations, page 58

13. Please tell us how you considered the disclosure requirements of ASC 205-20-50-1(c) with respect to disclosing the amounts of revenue and pretax profit or loss reported in discontinued operations.

Response: ASC 205-20-50-1 (c) requires the disclosure of amounts of revenue and pretax profit or loss reported in discontinued operations. We had previously disclosed the amount of pretax loss (which equals the post tax loss) on the statement of operations. We have added the disclosure of revenues to Note 10.

Item 9A. Controls and Procedures, page 60

14. We note your disclosure regarding your officers’ conclusions about the effectiveness of the company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do in future filings, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you

Mr. Maltin James

December 30, 2011

may remove that definition from future filings, including any amendments. This comment also applies to disclosures in your Form 10-Q.

Response: We will remove the definition of “disclosure controls and procedures” from all future filings including Form 10-Q. Please refer to the 10Q for the quarter ended September 30, 2011.

15.

 In light of the numerous staff comments requesting that you amend this document to correct errors in your financial statements, to include a corrected report from your former auditors, and to include disclosures required by US GAAP and SEC rules and regulations, please tell us how your management was able to conclude that your disclosures and controls and your internal control over financial reporting were effective at the end of the period. Please refer to the definitions of disclosures controls and procedures and internal control over financial reporting provided in Exchange Act Rules 13a-15(e) and (f) in preparing your response. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, and June 30, 2011. Form 10-Q for the Quarterly Period Ended June 30, 2011

Response: We have amended the Form 10K  and the September 30, 2011 10Q to state and the succeeding filings will state that management has concluded that the Internal Controls are not effective and will continue to do so until such time that the Company’s management is able to test and substantively conclude that the controls are effective.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page 3

The responses to the following comments have been applied to the most recently filed Form 10-Q for September 30, 2011.

16.

 Please show us the significant components of prepaid expenses and deposits. Tell us how you are accounting for any significant balances.

Response: The components and methods of accounting for prepaid expenses and deposits are as follows:

Director compensation                              $ 31,375 amortized over service period

Investor relations                                        125,400 amortized over service period

Research and development                           33,308 amortized over service period

Legal and professional fees                          14,000  amortized over service period

Royalties                                                       47,945 offset to royalties payable when earned

Mr. Maltin James

December 30, 2011

Payroll                                                          58,777  amortized over service period

Insurance                                                       26,541 amortized over term of contract

Other  miscellaneous                                     62,549 amortized over term of contract

Total                                                          $399,895

17.

Please amend the Form 10-Q to summarize the significant terms of the notes payable and include the disclosures required by ASC 470-10-50.

Response: We have amended the Form 10-Q to disclose the significant terms of the notes payable and the disclosures required by ASC 470-10-50.

Note 2. Significant Accounting Policies, page 7

18. Please amend the filing to include your revenue recognition policy.

Response: We have amended the Form 10-Q to disclose the Company’s revenue recognition policy.

Note 3. Significant Events, page 7

19. With respect to your agreement with Humitech, it appears that you acquired certain assets and liabilities. We refer to your Form 8-K dated December 30, 2010.

• Please describe and quantify for us the assets and liabilities you acquired in the transaction;

• Tell us whether you accounted for the transaction as the acquisition of assets or the acquisition of a business and why. Cite the accounting literature you applied and how you applied it to your facts and circumstances; and

• Discuss how you considered the applicable disclosures for the transaction that are required by U.S. GAAP.

Response: We acquired the Humitech entity. The acquisition was accounted for as a purchase of a business. The Humitech financial statements are combined with Castrovilla. The

Mr. Maltin James

December 30, 2011

two entities are a controlled group with common ownership and management. The acquisition is accounted for as a business as per followed ASC-805-10-50 “Business Combinations Occurring During a Current Reporting Period or After the Reporting Date but Before the Financial Statements Are Issued”. We have expanded Note 3 to include the disclosure of the assets and liabilities acquired as required per ASC-805-10-50.

20. Further, please tell us the nature of the consideration which consisted of $150,000 of affiliated debt. We note that the purchase agreement referred to $150,000 in cash. Please also explain the nature and significant terms of the inter-company note in the amount of $331,579 from Castrovilla and why you refer to this amount as an inter-company note.

Response: The $150,000 of affiliated debt was a liability on the books of Humitech prior to the acquisition. The Company agreed to pay the $150,000 cash to the note holder as part of the closing of the  Castrovilla/Humitech combined entity.  The note holders were the parents of the owners of Castrovilla. The $331,579 was a loan from John Pink and Adam Sweeny, the owners, to Humitech. This debt was formalized as a promissory note on December 29, 2010. The note accrues interest at 5% per annum, is amortized over 30 months through June 30, 2013 and is unsecured.

21. We note that you acquired Castrovilla in 2011. Please revise to disclose, consistent with ASC 805-10-50-2, the amounts of revenue and earnings of Castrovilla since the acquisition date included in the consolidated income statement for the reporting period.

Response: We have amended Note 3 to state the amounts of revenue and earnings of Castrovilla since the acquisition date included in the consolidated income statement for the reporting period.

22. Further, please delete the pro forma presentation presented on page 9 to only include the pro forma information required by ASC 805-10-50-2 related to revenues and earnings.

Response: We have deleted the non required pro forma information.

23. Please also address in your pro forma presentation and disclosures, as applicable, the comments presented below with respect to your pro forma financial information included in your Form 8-K dated December 30, 2010 and filed on April 6, 2011.

Response: We have implemented the comments to the 8-K in the information provided in Note 3.

24. Please also amend the Form 10-Q to disclose the following consistent with ASC 805-20-50 and 805-30-50:

Mr. Maltin James

December 30, 2011

• The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed;

• For assets and liabilities arising from contingencies recognized at the acquisition date the amounts recognized at the acquisition date and the measurement basis applied and the nature of the contingencies;

• For contingencies that are not recognized at the acquisition date, the disclosures required by ASC 450, if any;

• The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration; and

• For contingent consideration arrangements, the amount recognized as of the acquisition date, a description of the arrangement and the basis for determining the amount of the payment, and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated, or, if the maximum amount of the payment is unlimited, disclose that fact.

Response: We have expanded Note 3 to provide the additional disclosure required under ASC 805-20-50 and 805-30-50. Please note that there is no contingent consideration in the acquisitions.

25. Please tell us in sufficient detail how you are accounting for and valuing the guaranty agreements with Humitech and the former shareholders of Castrovilla. In your response, cite the accounting literature you relied upon and how you applied the literature to your facts and circumstances.

The Company has submitted responses on this subject in its responses to non-accounting comments. The Guarantee is actually a contingent guarantee that depends upon a number of factors, including business criteria that must be satisfied before “guarantee obligations” actually exist. The Company has determined that in the event that a guarantee obligation comes into existence, the actual amount of the obligation can be determined prior to the next filing. Therefore, the Company will actually determine that liability and report it, if and when it occurs. Currently no shares have been sold and no guarantee is in place because of the EBITDA criteria have not been met. A guarantee is not likely for the foreseeable future.

26. Please reconcile the number of shares issued to acquire Castrovilla as disclosed on page 8 (1,011,905 shares) with Section 1(d) of Exhibit 2.2 of your Form 8-K dated December 30, 2010 and filed on January 24, 2011, which refers to 922,619 shares.

Response: The reference to 922,619 shares in Section 1(d) of Exhibit 2.2 is in error, a typographical error. The correct number is the 1,011,905 shares.   We have attached the correct version of the agreement as Exhibit 2.2 in the amended Form 8-K.

Mr. Maltin James

December 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 12

Company Overview, page 12

27. Please tell us the significant terms of the license acquired on May 16, 2011. Tell us the method used to value the license and the useful life you assigned to the asset.

Amendment No. 1 to Form 8-K dated December 30, 2010 filed April 6, 2011

Response: The terms of the license are as follows: On September 29, 2005, Castrovilla, Inc., purchased an Exclusive Sales Territory License to market gaskets under the name of “Gasket Guy” for San Mateo and Santa Clara counties of California. The term of the agreement is for 10 years with the right to extend for 10 years by paying an additional 10% of the original purchase price.  The license was valued at cost based upon estimated discounted future cash flows. The license has an estimated useful life of 10 years.

Amendment No. 1 to Form 8-K dated December 30, 2010 filed April 6, 2011

Exhibit 99.1

Note 1. Summary of Significant Accounting Policies, page F-6

Company Background, page F-6

28. Please tell us why you combined the audited financial statements of Castrovilla and Humitech. Refer to ASC 810-10-20. Please also discuss how you considered the nature of the underlying transactions whereby you acquired all of the outstanding shares of Castrovilla versus only certain assets and liabilities of Humitech in your presentation of combined financial statements for purposes of complying with Item 9.01 of Form 8-K. Fair Value of Financial Instruments, page F-7

Response: Castrovilla and Humitech were entities under common control and common management as described in ASC 810-10-20 for Combined Financial Statements. The Companies existed as separate entities for tax purposes but functioned as one business in reality. The entities had the same ownership however Castrovilla was taxed as a Sub-Chapter S corporation and Humitech as a partnership. During the negotiations to acquire the business of Castrovilla/Humitech it was determined that all assets and liabilities of Castrovilla would be applicable to the ongoing business. On the other hand certain and assets and liabilities of Humitech were personal to the owners of Humitech. Accordingly, the decision was made to acquire the shares of Castrovilla in a stock exchange and only the business related assets and liabilities of Humitech and in an asset purchase agreement. However, for accounting purposes the two entities are combined to present the complete results of operations and financial position of the acquired business.

Mr. Maltin James

December 30, 2011

Fair Value of Financial Instruments, page F-7

29. Please tell us why you include the distributorship in this disclosure. Please further tell us the nature and significant terms of the distributorship agreement and explain how you are accounting for the agreement, including any payments you are required to make.

Response: The distributorship is another name for the license. The disclosure and terms are included in the response to comment 27.

Property and Equipment, page F-6

30. Please explain why you provide disclosure of the useful lives of furniture and fixtures, machinery and equipment, and buildings. We note from page F-10 that the major classes of assets are office and computer equipment, manufacturing and installation equipment, and vehicles. Please tell us the useful lives for the major classes of assets presented on page F-10.

Response: The terms for furniture and fixtures are broadly used to reference office and computer equipment (5 years) and machinery and equipment refers to manufacturing and installation equipment and vehicles (5 years). We do not presently own any buildings but we included the policy for information purposes. In future filings we will use consistent names for the classes of assets.

Revenue Recognition, page F-8

31. We note that the company installs products, repairs and performs preventative maintenance on refrigeration equipment and retrofits commercial refrigeration equipment according to northern California municipal utility rebate programs. Please tell us whether your sales include both products and services and how you considered ASC 605-25. Please also explain the nature of the utility rebate programs and how you account for those programs and why, citing the accounting literature you relied upon.

Response: Our revenues include both services and products. In accordance with ASC 605-25 we divide the contract price into the separate deliverables. The revenue from the sale and repair of equipment is recorded when the equipment is delivered or the repair completed and when they are accepted by the customer.  Service contracts are recognized over the contractual service period. Utility rebates are earned based upon repair or replacement of energy inefficient equipment. When the Company receives rebates from utilities it applies those rebates to the purchase price and collects the balance from the customer. We are following the provisions of ASC 605-25-25 “Multiple-Element Arrangements > Recognition”.

Note 4. Loans and Notes Payable, page F-10

Mr. Maltin James

December 30, 2011

32. Please tell us the significant terms of the installment loans, related party loans, and bank line of credit. Tell us the nature of the related party relationship. Tell us how you considered the disclosures required by ASC 470-10-50-5 and 850-10-50.

Response: The installment loans are loans incurred to purchase vehicles. The installment loans are secured by the vehicles, bear interest at 10% per annum and are payable in monthly installments over 3 years.

The related party loans are from the Company’s shareholders. The related party loans are secured by the assets of the Company, bear interest at 10% per annum and over 5 years.  Accordingly they are all classified as current liabilities.

Bank line of credit is a working capital line, secured by inventory and accounts receivable. It bears interest at approximately 10% per annum.

We have complied with the disclosure provisions of ASC 470-10-50-5 and 850-10-50 as follows:

1)

Disclosed interest rate

2)

Disclosed collateral if any

3)

Disclosed a table of future maturities

4)

Disclosed amount of debt and significant categories.

Note 6. Commitments and Contingencies, page F-11

33. We note that you only discuss the possible impact of legal proceedings on your financial position. You do not discuss the impact on your results of operations or cash flows. Please tell us how you considered the disclosures required by ASC 450-20-50.

Response: We considered ASC 450-20-50 and determined that since there are no legal proceedings there could be no possible impact on operations and cash flows. In future filings we will refer to operations and cash flows too.

Exhibit 99.2

34. We note that you filed an amendment to your December 31, 2010 Form 10-K to correct certain clerical errors contained in certain numbers within the consolidated balance sheet and consolidated statements of operations. Please similarly amend the pro forma statements in

Mr. Maltin James

December 30, 2011

your Form 8-K so that the historical balances of the company are consistent with your amended Form 10-K.

Response: We have amended the pro forma financial statements in the Form 8-K so that the historical balances of the Company are consistent with the Form 10K-A.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page F-14

35. You disclose that you valued the shares issued to acquire Castrovilla based on the quoted market price of your shares on the effective date of the transaction, January 1, 2011, which was $1.90 per share, or $1,921,081. We note that the closing date for the merger was January 19, 2011 when the market price for your shares closed at $1.55 per share. Please tell us how you evaluated ASC 805-30-30-7 in determining to use the market price as of the effective date and not the closing date in determining the acquisition date fair value of the consideration.

Response: We valued the shares as of the effective date of the transaction because it is the acquisition date. The closing date is simply the date the documents were signed. ASC 805-30-30-7 requires the valuation to take place at the acquisition date. We owned Castrovilla and Humitech as of January 1, 2011.

36. Similarly, please also address the basis for valuing the shares issued to acquire the assets of Humitech based on the quoted market price on the effective date of the transaction, January 1, 2011.

Response: This response is identical to the previous response. Humitech and Castrovilla are part of the same acquisition and the negotiations were identical and with the same unrelated parties.

37. In this regard, we note from the disclosure in your Form 8-K dated December 30, 2010 and filed April 6, 2011, that your pro forma financial statements reflect the issuance of 267,857 shares of Blue Earth, Inc. for the net assets of Humitech and the allocation of excess purchase price above the market value of the fixed assets acquired and liabilities assumed in the acquisition to the Bay Area Gasket Guy distributorship held by Humitech. Please explain why you valued the asset based on the excess purchase price above the market value of the fixed assets acquired and liabilities assumed. Please cite the accounting literature upon which you relied and how you applied it to this transaction. Please also tell us how you determined the amortization period for the asset.

Response: The purchase price was allocated to the various assets purchased in accordance with the provisions of ASC 805-20-25 “Business combinations, identifiable assets and liabilities, and any noncontrolling interest recognition”. The recognition of distributorship was following ASC 805-20-25-10 “Identifiable Intangible Assets”.

Mr. Maltin James

December 30, 2011

The distributorship is defined by the Company as the customer base and contracts which were developed by Castovilla/Humitech prior to the purchase. The valuation of the distributorship as explained in the response to Comment 27. The amortization period of 10 years is based upon management’s estimate of the useful life of the asset.

38. Please provide us with a separate purchase price calculation and allocation table for the Humitech and Castrovilla acquisitions. It appears that you may have allocated a portion of the purchase price for Castrovilla to the distributorship held by Humitech. If so, please explain the accounting basis for your allocation.

Response: We have not separately allocated the purchase price to Humitech and Castrovilla. The two entities functioned and continue to function as one business enterprise. They existed as separate entities solely for the tax purposes of the sellers. We as the purchasers would not purchase them separately since the one has no value without the other. Our allocation of the purchase price is explained in the response to Comment  37.

39. Since pro forma financial information is intended to provide investors with information about the continuing impact of a transaction, please revise to only show your pro forma statements through loss from continuing operations and do not show your results from discontinued operations. Please refer to Rule 11-02(B)(5) of Regulation S-X.

Response: We have revised the pro forma statements of operations to only present the continuing operations.

40. Please revise to present pro forma earnings per share information and an explanation of the related pro forma adjustment.

Response: We have revised the pro forma statement of operations to present the pro forma earnings per share information with an explanation of the pro forma adjustment.

41. Please tell us why you did not reflect pro forma adjustments related to the amortization of the distributorship and your provision for income taxes.

Response: We have revised the pro forma financial statements to include amortization of the  distributorship in the pro forma financial statements. We did not include income taxes because there was no change in income tax as a result of the transaction.

42. Please revise to add an introductory paragraph to briefly describe the transactions for which you present pro forma information, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows.

Response: We have added an introductory paragraph to provide the requested information.

Mr. Maltin James

December 30, 2011

43. Please disclose the expected amortization periods and methods of the distributorship and license.

Form 8-K dated August 27, 2010 and filed August 31, 2010

Item 2.01

Response: We have included the amortization periods and method of distribution under the license in the Notes to Unaudited Pro Forma Consolidated Financial Statements.

44. Please tell us the formula or principle followed in determining the amount of the consideration. Tell us how you considered this disclosure required by Item 2.01(d) of Form 8-K.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2008 filed on April 12, 2011

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009 filed on April 12, 2011

Amendment No. 2 to Form 8-K dated October 30, 2009 and filed on April 12, 2011

Response: The formula/principles used to determine the consideration paid by the Company in the sum of $2,150,000 for the acquisition of Castrovilla, Inc./Humitech of Northern California, LLC is as follows.  Projected revenues in 2011 were estimated in excess of $5 million and the EBITDA was estimated in excess of $700,000. Hence, the $2,150,000 valuation would be a three-year return on the purchase price based on an EBITDA basis. This particular valuation was described in the Company’s press release dated January 20, 2010, which stated, “Revenues are forecasted to exceed $5 million in 2011 with EBITDA forecasts of over $700,000, which was the basis for the negotiation of the purchase price”.  Also, projected revenues for 2010 were estimated to exceed $3.5 million.  Hence, the $2,150,000 purchase price equals an acquisition price of less than one times annual revenues. Subsequent to the closing of the transaction, the audited financials for the acquired entity for 2010 was in excess of $3.5 million.

 “Founded in 2004 and based in Mountain View California, Castrovilla had approximately $3.5 million in revenues in 2010, more than double its 2008 revenues. Revenues are forecasted to exceed $5 million in 2011 with EBITDA forecasts of over $700,000, which was the basis for the negotiation of the purchase price.”

45. As previously requested in our letter to you dated March 17, 2011, please have a firm that is duly registered and in good standing under the laws of the place of its residence or principle office, and registered with the PCAOB, re-audit the financial statements previously included in the filings ( i.e., the financial statements of Genesis Fluid Solutions Holdings, Inc. as of and for the fiscal years ended December 31, 2008 and 2007 as well as the financial statements of Cherry Tankers, Inc. and subsidiary as of and for the fiscal years ended December 31, 2008 and 2007 and the periods from inception (March 30, 2007) through December 31, 2008) and file amendments to the filings to include the audited financial statements.

Mr. Maltin James

December 30, 2011

The Company is and has been working diligently to locate the required records so that new audits can be completed as requested. The records involved date back several years and all are prior to the employment dates for management. They involve records of two different entities (Cherry Tankers and Genesis Fluid Solutions Holdings - a discontinued operation).

The Company has located the Cherry Tanker records and retained our current auditors to perform an audit. That audit is now complete and amended for 10K has been filed.

The Genesis paperwork has proven more difficult to obtain and the Company expects to receive more boxes of information next week. Genesis operations were discontinued prior to current management and all records were returned to the current management of Genesis, the private company. New audits were not anticipated, since audits had been completed (unfortunately by Davis, who the Company had every reason to believe was still in good standing). The 2008 and 2007 material has been received and is being reviewed by the Company’s accounting staff. The Company has retained its current auditors to complete the requested audits as soon as possible, provided there is sufficient document support to complete the audit.

Very truly yours,

DAVIDOFF MALITO & HUTCHER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

EHL/cdp

cc:

Dr. Johnny R. Thomas